UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

DubLi, Inc.

(Name of Issuer)

Common Stock, $0.001 Per Share Par Value

(Title of Class of Securities)

26362X 104

(Cusip Number)

Michael Hansen
The Palm Jumeirah

P.O. Box 283612

Dubai, U.A.E.

561-417-1500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 22, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26362X 104

1.	Name of Reporting Person: Michael Hansen
I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Denmark

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 88,005,304 [1]

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 88,005,304 [1]

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 88,005,304 [1]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 21.0%

14.	Type of Reporting Person (See Instructions): IN

1 Includes (i) 79,778,537 shares are directly held by Mr. Hansen, (ii) 8,041,767 shares that may be acquired by Mr. Hansen within 60 days of March 25, 2013 upon the exercise of a stock option and (iii) 185,000 shares of the Issuer’s Common Stock issuable upon conversion of 185,000 shares of Super Voting Preferred Stock held by Mr. Hansen, each share of which entitles Mr. Hansen to 2,000 votes.

This Amendment No 1 to Schedule 13D (this “Amendment”) is being filed pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended, by Michael B. Hansen (“Mr. Hansen”) and amends the Schedule 13D filed on June 24, 2010 on behalf of Mr. Hansen, Zen Holding Group Limited (“Zen”), a British Virgin Islands business company, and Michel Saouma (the “Original Statement,” and as amended by this Amendment No. 1 to Schedule 13D, this “Statement”).

This Statement relates to the common stock, par value $0.001 per share (the “Common Stock”), of DubLi, Inc., a Nevada corporation (the “Issuer”), which has principal executive offices located at 5200 Town Center Circle, Suite 601, Boca Raton, FL 33486.

The purpose of this Amendment No. 1 is to amend the information contained in Items 3, 4, 5, 6 and 7 of the Original Statement.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Original Statement is amended to add to the end thereof the following:

On March 28, 2011, Zen informed the Issuer that it had distributed via a dividend all 214,178,946 of the shares of Common Stock Zen owned and held for the indirect benefit of its various investors (the “Zen Trust Shares”) to a trust (the “Zen Trust”). While the Zen Trust held the Zen Trust Shares, Mr. Hansen had the right to vote and make investment decisions with respect to the Zen Trust Shares.

On or about September 5, 2012, the Zen Trust transferred all of the Zen Trust Shares to its beneficial owners, 67,820,304 of which were transferred to Mr. Hansen, without requiring any payment or other consideration from the beneficial owners (other than any transfer taxes or tariffs that may be imposed in connection with the transfer).

On August 20, 2012, Mr. Hansen purchased from the Issuer 185,000 shares of Super Voting Preferred Stock, par value $0.01 per share (“Super Voting Stock”), of the Issuer, at a per share price of $0.38 per share, for an aggregate price of $70,300, which was paid in cash out of Mr. Hansen’s personal funds. Each share of outstanding Super Voting Stock is convertible into one share of Common Stock; however, Mr. Hansen is entitled to 2,000 votes per share of Super Voting Stock held.

On May 14, 2011, in connection with Mr. Hansen’s continued employment as the Issuer’s President and Chief Executive Officer, the Issuer granted Mr. Hansen an option (the “Option”) to purchase 25 million shares of Common Stock at an exercise price of $0.15 per share. The Option vested as to five million shares on each of December 31, 2011 and 2012, and would have vested as to five million on each of December 31, 2013, 2014 and 2015. On January 29, 2013, Mr. Hansen partially exercised the Option to purchase 1,958,233 shares of Common Stock and paid an aggregate exercise price of $293,735 in cash out of his personal funds.

On February 27, 2013, in connection with the Mr. Hansen entering into a new employment agreement with the Issuer, the Issuer granted Mr. Hansen 25 million restricted shares of Common Stock. Mr. Hansen’s interest in the shares of Common Stock will vest as to 2.5 million shares on September 30, 2013 and the remaining 22.5 million shares will vest at the rate of 2.5 million shares on March 31 and September 30 of each year, beginning on March 31, 2014, until all shares have vested for so long as his agreement remains in effect. Mr. Hansen will have no rights as a shareholder, including the right to vote, with respect to these restricted shares of Common Stock until they have vested. Also in connection with Mr. Hansen’s entry into a new employment agreement with the Issuer, on February 27, 2013, Mr. Hansen relinquished his rights to the remaining 15 million unvested shares underlying the Option.

On March 22, 2013, Mr. Hansen purchased 10,000,000 shares of Common Stock in a private transaction at a per share price of $0.25, for an aggregate price of $2,500,000, which was paid in cash out of Mr. Hansen’s personal funds.

Item 4. Purpose of Transaction.

Item 4 of the Original Statement is amended to add to the following after the third paragraph:

On or about September 5, 2012, the Zen Trust transferred all of the Zen Trust Shares to its beneficial owners, 67,820,304 of which were transferred to Mr. Hansen, without requiring any payment or other consideration from the beneficial owners (other than any transfer taxes or tariffs that may be imposed in connection with the transfer).

On August 20, 2012, Mr. Hansen purchased from the Issuer 185,000 shares of Super Voting Stock at a per share price of $0.38 per share, for an aggregate price of $70,300. The Issuer’s Board of Directors (the “Board”) determined to issue the shares of Super Voting Stock to Mr. Hansen (i) for management stability, with appropriate supervision by the Board, over a critical period of the next five years of the Issuer’s development to provide the Issuer’s management with the time and independence to concentrate on long-term objectives, including but not limited to the effectuation of the Issuer’s innovative business plan, and (ii) to act as an impediment to outside parties attempting to take over or influence the Issuer, and thereby distract management from focusing on the Issuer’s short-term and long-term goals. Each share of outstanding Super Voting Stock is convertible into one share of Common Stock; however, Mr. Hansen is entitled to 2,000 votes per share of Super Voting Stock held. Mr. Hansen will vote shares of Super Voting Stock together with the holders of Common Stock, as a single class, except (i) as provided by Nevada Statutes and (ii) with regard to the amendment, alteration or repeal of the preferences, rights, powers or other terms of the Super Voting Stock, as to which Mr. Hansen will vote the shares of Super Voting Stock as a separate class.

On January 29, 2013, Mr. Hansen partially exercised the Option to purchase 1,958,233 shares of Common Stock and paid an aggregate exercise price of $293,735.

On February 27, 2013, in connection with the Mr. Hansen entering into a new employment agreement with the Issuer, the Issuer granted Mr. Hansen 25 million restricted shares of Common Stock. Mr. Hansen’s interest in the shares of Common Stock will vest as to 2.5 million shares on September 30, 2013 and the remaining 22.5 million shares will vest at the rate of 2.5 million shares on March 31 and September 30 of each year, beginning on March 31, 2014, until all shares have vested for so long as his agreement remains in effect. Mr. Hansen will have no rights as a shareholder, including the right to vote, with respect to these restricted shares of Common Stock until they have vested.

On March 22, 2013, Mr. Hansen purchased 10,000,000 shares of Common Stock in a private transaction at a per share price of $0.25, for an aggregate price of $2,500,000.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Statement is amended and restated to read in its entirety as follows:

(a)	As of March 25, 2013, Mr. Hansen beneficially owned 88,005,304 shares of Common Stock, which represents approximately 21.0% of the total number of shares of the Common Stock of the Issuer outstanding as of that date, based upon 410,203,037 shares of Common Stock known by Mr. Hansen to be outstanding as of that date. However, as a result of the voting power of the Super Voting Stock held by Mr. Hansen, he beneficially owns securities representing 58.7% of the voting power of the Issuer’s issued and outstanding voting securities and a 21.0% economic interest in the Issuer, assuming conversion of the Super Voting Stock to Common Stock prior to any dividend distribution. Of the 88,005,304 shares of Common Stock beneficially owned by Mr. Hansen, (i) 79,778,537 shares are directly held by him, (ii) 8,041,767 shares that may be acquired by Mr. Hansen within 60 days of March 25, 2013 upon the exercise of the Option and (iii) 185,000 shares issuable upon conversion of 185,000 shares of Super Voting Stock held by Mr. Hansen. The number of shares beneficially owned by Mr. Hansen does not include 25 million restricted shares of Common Stock, which vest at the rate of 2.5 million shares on March 31 and September 30 of each year, beginning September 30, 2013, until all shares have vested for so long as his employment agreement remains in place.

(b)	The information in (i) Rows (7) through (10) of the cover pages of this Statement and (ii) Item 5(a) hereof is incorporated herein by reference.

(c)	The information set forth in Item 4 of this Statement is incorporated herein by reference.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer

Item 6 of the Original Statement is amended to add to the end thereof the following:

On May 14, 2011, the Issuer granted Mr. Hansen the Option to purchase 25 million shares of Common Stock at an exercise price of $0.15 per share. The Option vested as to five million shares on each of December 31, 2011 and 2012, and will vest as to five million on each of December 31, 2013, 2014 and 2015.

On August 16, 2012, the Issuer and Mr. Hansen entered into a Purchase Agreement (the “Purchase Agreement”), pursuant to which the Issuer agreed to sell Mr. Hansen 185,000 shares of Super Voting Stock for $0.38 per share upon the Issuer filing a certificate of designation authorizing the issuance of, and establishing the rights, preferences and limitations of, the Super Voting Stock. On August 20, 2012, the Issuer filed a certificate of designation that authorized for issuance of up to 300,000 shares of Super Voting Stock and established the rights, preferences and limitations thereof, and the Issuer and Mr. Hansen consummated the transaction contemplated by the Purchase Agreement.

On February 27, 2013, Mr. Hansen and the Issuer entered into a Restricted Stock Award Agreement for Executive Officers (the “Restricted Stock Agreement”), pursuant to which Mr. Hansen was granted 25,000,000 restricted shares of Common Stock.

On February 27, 2013, Mr. Hansen and the Issuer entered into a Compensation Waiver Agreement (the “Compensation Waiver”), pursuant to which Mr. Hansen relinquished his rights to the remaining 15 million unvested shares underlying the Option.

On March 22, 2013, Mr. Hansen and Gulf Alliance Limited entered into an oral agreement, pursuant to which Mr. Hansen purchased 10,000,000 shares of Common Stock from Gulf Alliance Limited in a private transaction at a per share price of $0.25, for an aggregate price of $2,500,000.

The summary of the terms of the Option, the Purchase Agreement, the Restricted Stock Agreement and the Compensation Waiver described above is not intended to be comprehensive and is qualified in its entirety by reference to the Option, the Purchase Agreement, the Restricted Stock Agreement and the Compensation Waiver, which are filed as Exhibit C, Exhibit D, Exhibit E and Exhibit F, respectively, to this Statement.

Item 7. Material to Be Filed as Exhibits

Item 7 of the Original Statement is amended to add to the end thereof the following:

Exhibit C -	Non Qualified Stock Option Agreement dated May 14, 2011 between MediaNet Group Technologies, Inc. (a predecessor corporation to the Issuer) and Michael B. Hansen.

Exhibit D -	Purchase Agreement dated August 16, 2012 between the Issuer and Michael B. Hansen.

Exhibit E -	Restricted Stock Award Agreement for Executive Officers dated as of February 27, 2013 between the Issuer and Michael B. Hansen.

Exhibit F -	Compensation Waiver Agreement dated as of February 27, 2013 between the Issuer and Michael B. Hansen.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: March 27, 2013

/s/ Michael Hansen

Michael Hansen

Exhibit C

MEDIANET GROUP TECHNOLOGIES, INC.

Non-Qualified Stock Option Agreement

This Non-Qualified Stock Option Agreement certifies that, pursuant to the MediaNet Group Technologies, Inc. (the “Company”) Omnibus Equity Compensation Plan (the “Plan”), the Compensation Committee has granted an option to purchase shares of common stock, par value $.001 per share (the “Common Stock”) of MediaNet Group Technologies, Inc. as stated below. Capitalized terms used herein and not defined shall have the meaning ascribed to such terms in the Plan.

Optionee:	Michael Hansen

Address:	The Palm Jumeirah
P.O. Box 283612
Dubai, U.A.E.

Number of Shares Subject to the Option	25 million shares of the Common Stock (the “Option Shares”)

Option Exercise Price:	US$0.15 per share of Common Stock (the “Per Share Exercise Price.

Grant Date:	May 14, 2011 (the “Grant Date”)

MEDIANET GROUP TECHNOLOGIES, INC.

Dated: As of May 14, 2011	By: /s/ Mark Mroczkowski
Name: Mark Mroczkowski
Title: CFO

The undersigned hereby accepts the foregoing option and agrees to the terms and conditions thereof as described in Exhibit A attached hereto and made a part hereof. The undersigned hereby acknowledges receipt of a copy of the MediaNet Group Technologies, Inc. Omnibus Equity Compensation Plan, a copy of which is attached hereto as Exhibit B, and agrees to be bound by the terms of such Plan.

OPTIONEE

Dated: As of May 14, 2011	/s/ Michael Hansen
Michael Hansen

EXHIBIT A

Terms and conditions of the Non-Qualified Stock Option Agreement

1.         Grant of Option. MediaNet Group Technologies, Inc., a Nevada corporation (the “Company”), hereby grants to the Optionee, as of the Grant Date an option (the “Option”), pursuant to the Plan, to purchase the Option Shares at the Per Share Exercise Price, purchasable as set forth in and subject to the terms and conditions of this Option and the Plan. Except where the context otherwise requires, the term “Company” shall include all future subsidiaries of the Company as defined in Sections 424(e) and 424(f) of the Internal Revenue Code of 1986, as amended or replaced from time to time (the “Code”).

2.         Non-Qualified Stock Option. The Option shall constitute and be treated at all times by the Optionee and the Company as a "non-qualified stock option" for U.S. Federal income tax purposes and shall not constitute and shall not be treated as an "incentive stock option" as defined under Section 422(b) of the Code.

3.         Exercise of Option and Provisions for Termination; Vesting Schedule. The Option shall vest as follows: 5,000,000 of the Option Shares will vest and become exercisable on December 31, 2011; 5,000,000 of the Option Shares will vest and become exercisable at the end of each of four successive full calendar years thereafter starting December 31, 2012 through 2015. Except as otherwise provided in this Agreement, this Option may be exercised at any time during the period (the “Exercise Period”) commencing on December 31, 2011 and terminating on May 14, 2021 (the “Expiration Date”). This Option may not be exercised at any time on or after the Expiration Date.

(a)       Exercise Procedure. Subject to the conditions set forth in this Agreement and the Plan, this Option shall be exercised by the Optionee’s delivery of written notice of exercise to the General Counsel of the Company, specifying the number of Option Shares to be purchased and the purchase price to be paid therefor (the “Purchase Price”). Such notice must be signed and dated and be accompanied by payment in full of the Purchase Price in accordance with Section 4 of this Agreement. Such exercise shall be effective upon receipt by the General Counsel of the Company of such written notice together with the Purchase Price. The Optionee may purchase less than the number of Shares covered hereby, provided that no partial exercise of this Option may be for any fractional Share.

4.         Payment of Purchase Price. Payment of the Purchase Price for the Shares purchased upon the exercise of this Option shall be made by delivery to the Company of one or some combination of the following items of consideration with a value on the date of exercise equal to the Purchase Price of the subject Shares:

(a)       cash;

(b)       a certified check or bank check;

(c)       a cash equivalent instrument that is reasonably acceptable to the Company; or

(d)       shares of Common Stock (provided that the such shares of Common Stock have been held by the Optionee (or any other person or persons exercising the Option) for at least six months).

5.         Delivery of Option Shares: Compliance with Securities Law, Etc.

(a)       General. The Company shall, upon payment of the option price for the number of Option Shares purchased and paid for, make prompt delivery of such Option Shares to the Optionee, provided that if any law or regulation require the Company to take any action with respect to such Option Shares before the issuance thereof, then the date of delivery of such Option Shares shall be extended for the period necessary to complete such action.

(b)       Listing Qualifications, Securities Law Compliance, Etc. Notwithstanding anything to the contrary in this Agreement, no shares of Common Stock purchased upon exercise of the Option, and no certificate representing such shares, shall be issued or delivered if (a) such shares have not been admitted to listing upon official notice of issuance on each stock exchange, if any, upon which shares of that class are then listed, or (b) in the opinion of counsel to the Company, such issuance or delivery would (i) cause the Company to be in violation of or to incur liability under any federal, state or other securities law, or any other requirement of law or any requirement of any stock exchange regulations or listing agreement to which the Company is a party, or of any administrative or regulatory body having jurisdiction over the Company or (ii) require registration (apart from any registrations as have been theretofore completed by the Company covering such shares) under any federal, state, or other securities or similar law.

6.         No Special Employment or Similar Rights. Nothing contained in the Plan or this Option shall be construed or deemed by a person under any circumstances to bind the Company to continue the employment or other relationship of the Optionee with the Company for the period within which this Option may be exercised or otherwise.

7.         Rights as a Shareholder. The Optionee shall have no rights as a shareholder with respect to any Option Shares which may be purchased by exercise of this Option (including, without limitation, any rights to receive dividends or non-cash distributions with respect to such Option Shares) unless and until a certificate representing such Option Shares is duly issued and delivered to the Optionee. No adjustment shall be made for dividends or other rights for which the record date is prior to the date such certificate is issued.

8.         Adjustment Provisions.

(a)       General. If, through or as a result of any consolidation of shares of Common Stock, merger or consolidation of the Company or its Subsidiaries or sale or other disposition by the Company or its Subsidiaries of all or a portion of its assets, any other change in the Company's or its Subsidiaries' corporate structure, or any distribution to shareholders other than a cash dividend results in the outstanding shares of Common Stock, or any securities exchanged therefor or received in their place, being exchanged for a different number or class of shares of Common Stock or other securities of the Company, or for shares of Common Stock or other securities of any other Company; or new, different or additional shares or other securities of the Company or of any other Company being received by the holders of outstanding shares of Common Stock, the Optionee shall, with respect to this Option or any unexercised portion hereof, be entitled to the rights and benefits, and be subject to the limitations, set forth in the Plan.

(b)       Board Authority to Make Adjustments. Any adjustments under this Section 8 will be made by the Board of Directors and/or the Compensation Committee, whose determination as to what adjustments, if any, will be made and the extent thereof will be final, binding and conclusive. No fractional Shares will be issued pursuant to this Option on account of any such adjustments.

9.         Withholding Taxes. The Company’s obligation to deliver Option Shares upon the exercise of this Option shall be subject to the Optionee’s satisfaction of all applicable, federal, state and local income and employment tax withholding requirements.

10.         Financial Restatements Due to Intentional Misconduct or Gross Negligence.

(a)       In the event that the disinterested and independent (as determined in accordance with the NYSE AMEX listing standards) members of the Board of Directors determine (the “Board Determination”) that the Optionee’s intentional misconduct or gross negligence directly or indirectly caused or contributed to a restatement of the Company’s consolidated financial statements due to the material non-compliance of the Company with any financial reporting requirement under the U.S. federal securities laws, whether such restatement is required by law or the Board of Directors determines, in its discretion, such restatement is necessary or desirable to serve the best interests of the Company, then any vested and unvested Options then held by the Optionee that were granted during the three month period prior to or the nine month period following the first public issuance or filing with the Securities Exchange Commission (whichever occurs first) of the incorrect financial statements shall be immediately cancelled and rendered null and void without any payment therefor. In addition, for any Options that were exercised during the nine month period following the first public issuance or filing with the Securities Exchange Commission (whichever occurs first) of the incorrect financial statements (the “Covered Options”), the Optionee shall be required to repay or otherwise reimburse the Company, upon demand, an amount in cash or shares of Common Stock having a value equal to the amount described in clause (i), (ii) or (iii) below, depending on whether the Optionee still holds the Option Shares acquired upon exercise of the Covered Options:

(i)       to the extent that such Option Shares have been sold, the difference between the aggregate proceeds received from such sale of such Option Shares over the aggregate Option Exercise Price for such Option Shares,

(ii)       to the extent that such Option Shares have been transferred otherwise than for value (ex. a transfer by gift, a transfer upon death), the difference between: (x) the greatest of (a) the Fair Market Value (as defined in the Plan) of such Option Shares on the date the Covered Options were exercised, (b) the Fair Market Value of such Option Shares on the date the Option Shares underlying the Covered Options were transferred and (c) the Fair Market Value of such Option Shares on the date of the Board Determination and (y) the aggregate Option Exercise Price with respect to such Option Shares; and/or

(iii)       to the extent that such Option Shares have not been sold or otherwise transferred at the time the Company demand is made, the difference between: (x) the greater of (a) the Fair Market Value of such Option Shares on the date the Covered Options were exercised and (b) the Fair Market Value of such Option Shares on the date of the Board Determination and (y) the aggregate Option Exercise Price with respect to such Option Shares.

(b)       This section does not constitute the Company’s exclusive remedy for the Optionee’s commission of intentional misconduct or gross negligence. The Company may seek any additional legal or equitable remedy, including injunctive relief, for any such violations. The provisions in this section are essential economic conditions to the Company’s grant of Options to the Optionee. By receiving the grant of Options hereunder, the Optionee agrees that the Company may deduct from any amounts it owes the Optionee from time to time (such as wages or other compensation, deferred compensation credits, vacation pay, any severance or other payments owed following a Termination of Employment, as well as any other amounts owed to the Optionee by the Company) to the extent of any amounts the Optionee owes the Company under this section. The provisions of this section and any amounts repayable by the Optionee hereunder are intended to be in addition to any rights to repayment the Company may have under Section 304 of the Sarbanes-Oxley Act of 2002 and other applicable law.

11.         Representations. The Optionee represents, warrants and covenants that:

(a)       Any Option Shares purchased upon the exercise of this Option shall be acquired for the Optionee’s account for investment only, and not with a view to, or for sale in connection with, any distribution of the Option Shares in violation of the Securities Act, or any rule or regulation under the Securities Act.

(b)       The Optionee has had such opportunity as he or she has deemed adequate to obtain from representatives of the Company such information as is necessary to permit the Optionee to evaluate the merits and risks of his or her investment in the Company.

(c)       The Optionee is able to bear the economic risk of holding such Option Shares acquired pursuant to the exercise of this Option for an indefinite period.

(d)       The Optionee understands the tax consequences of the granting of the Option, the acquisition of rights to exercise the Option with respect to any Option Shares, the exercise, release or other disposal of the Option and purchase of Option Shares hereunder, and the subsequent sale or other disposition of any Option Shares acquired hereunder. In addition, the Optionee understands that the Company may be required to pay, or account for taxes in respect of any compensation income, or other income or gain realized by the Optionee upon exercise of the Option granted hereunder. To the extent that the Company is required to pay, account for or withhold any such taxes, then, unless both the Optionee and the Compensation Committee have otherwise agreed upon alternate arrangements, the Optionee hereby agrees that the Company may deduct from any payments of any kind otherwise due to the Optionee an amount equal to the total taxes required to be so paid, accounted for or withheld (as permitted by law), or if such payments are inadequate to satisfy such taxes, or if no such payments are due or to become due to the Optionee, then the Optionee agrees to provide the Company with cash funds or make other arrangements satisfactory to the Company regarding such payment. It is understood that all matters with respect to the total amount of taxes to be withheld in respect of any such compensation income shall be determined by the Company in its sole discretion.

By making payment upon exercise of this option, the Optionee shall be deemed to have reaffirmed, as of the date of such payment, the representations made in this Section 11.

12.         Restrictions on Transfer of Option Shares.

(a)       The Optionee hereby acknowledges and agrees that the Option shall not be transferable by the Optionee other than by will or by the laws of descent and distribution, and shall be exercisable during the lifetime of the Optionee only by him or by his guardian or legal representative.

(b)       The Optionee hereby acknowledges that in connection with any public offering of the Company’s Common Stock, the underwriters for the Company may require that the Company's officers, directors, and/or certain other shareholders not sell their Shares for a certain period of time before or after the effectiveness of any registration statement of the Company filed in connection with such offering. The Optionee hereby agrees that upon the Company's request in connection with any such public offering, that the Optionee will not, directly or indirectly, offer, sell, contract to sell, make subject to any purchase option, or otherwise dispose of any Option Shares for a period requested by the underwriter or its representative, not to exceed ten (10) days before and 90 days after the date of the effectiveness of any such registration statement, without the prior written consent of the underwriter or its representative.

13.         Legends. All stock certificates representing Option Shares issued to the Optionee upon exercise of this Option shall have affixed thereto legends substantially in the following form, in addition to any other legends required by applicable state law:

“The shares of stock represented by this certificate are subject to certain restrictions on transfer contained in an Option Agreement, a copy of which will be furnished upon request by the issuer.”

14.         Termination of Employment. The Option shall lapse and cease to be exercisable within three months following a Termination of Employment for any reason (the “Termination Exercise Period”). Upon a Termination of Employment of the Optionee by the Company for any reason other than for cause, the Option granted hereunder, to the extent not previously exercisable and vested, shall become immediately exercisable and fully vested in accordance with its terms. Notwithstanding the foregoing, the Termination Exercise Period shall be extended to one year and the Option granted hereunder, to the extent not previously exercisable and vested, shall become immediately exercisable and fully vested in accordance with its terms, in the event employment shall have terminated:

(i)       as a result of Retirement or Disability; and

(ii)       as a result of death, or if death shall have occurred during the Termination Exercise Period.

The Compensation Committee reserves the right to cancel or suspend the Option granted hereunder if the Optionee is terminated for cause or the Compensation Committee determines that the Optionee is competing or has competed with the Company as set forth in Sections 3.15 and 14.2 of the Plan.

15.         Effectiveness of the Grant of the Option. The grant of the Option by the Company to the Optionee shall not become effective until the Optionee executes the cover page of this Agreement and returns this Agreement with the executed cover page to the Company. In the event the Optionee fails to execute and return this Agreement to the Company within one month after the Grant Date, this Agreement shall immediately terminate in all respects and this Agreement shall immediately cease to be an operative contract.

16.         Plan Documents. This Agreement is qualified in its entirety by reference to the provisions of the Plan, as amended from time to time, which are hereby incorporated herein by reference. The interpretation and construction by the Compensation Committee of the Plan, this Agreement, the Option granted hereunder, and such rules and regulations as may be adopted by the Compensation Committee for the purpose of administering the Plan, shall be final, binding and conclusive. Until the Option shall expire, terminate, or be exercised in full, the Company shall, upon written request therefor, send a copy of the Plan, in its then-current form, to the Optionee or any other person or entity then entitled to exercise the Options.

17.         Miscellaneous.

(a)       This Agreement may (except as provided in the Plan) only be amended, altered or modified by a written instrument signed by the parties hereto, or their respective successors, and it may not be terminated (except as provided herein or in the Plan).

(b)       All notices under this Option shall be mailed or delivered by hand to (i) the Company at the address set forth below, (ii) the Optionee at the address set forth on the first page of this option, or (iii) at such other address as may be designated in writing by either of the parties to one another.

If to the Company:	MediaNet Group Technologies, Inc.
5200 Town Center Circle, Suite 601
Boca Raton, FL 33486

If to the Optionee:	See address of Optionee on the cover page of this Agreement.

18.         Applicable Law. This Option shall be governed by and construed in accordance with the laws of the State of Florida, but without regard to the principle of conflict of laws thereof. If any one or more provisions of this Agreement shall be found to be illegal or unenforceable in any respect, the validity and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby. The parties hereto hereby submit themselves to the exclusive jurisdiction of the state or Federal courts located in Palm Beach County, Florida and (a) agree and acknowledge that any claim, action or proceeding regarding the Company or this Agreement shall be brought in such courts, and (b) hereby waive any objections to such venue, including, without limitation, any objections based on such venue being an inconvenient forum.

19.         Entire Agreement. This Agreement constitutes the entire agreement between the Company and the Optionee and supersedes any prior agreements and understandings, oral or written, between the Company and the Optionee concerning the subject matter of this Agreement.

20.         Construction. The section headings contained in this Agreement are for reference only and shall have no effect on the interpretation of any of the provisions of this Agreement.

21.         Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the successors and assigns of the Company and upon the legal representatives, executors, administrators, heirs, legatees and any permitted assignee of the Optionee.

EXHIBIT B

COMPANY’S OMNIBUS EQUITY COMPENSATION PLAN

[See Attached]

Exhibit D

PURCHASE AGREEMENT

This PURCHASE AGREEMENT (this “Purchase Agreement”) is made as of August 16, 2012, between MediaNet Group Technologies, Inc., a Nevada corporation (the “Company”) and Michael B. Hansen (the “Purchaser”).

RECITALS:

A.    The Company’s Board of Directors (the “Board”) has determined that it is advisable and in the best interest of the Company and its stockholders to create a corporate structure that is designed (i) for management stability, with appropriate Board supervision, over a critical period of the next five years of the Company’s development to provide the Company’s management with the time and independence to concentrate on long-term objectives, including but not limited to the effectuation of the Company’s innovative business plan, and (ii) to act as an impediment to outside parties attempting to take over or influence the Company, and thereby distract management from focusing on the Company’s short-term and long-term goals.

B.      Accordingly, the Company desires to sell to the Purchaser, and the Purchaser desires to acquire from the Company, 185,000 shares of Super Voting Preferred Stock, par value $0.01 per share, which shares have 2,000 votes per share and have the rights, preferences and limitations set forth in the Certificate of Designation attached hereto as Exhibit A (the “Shares”), at a per share price of $0.38 per share, which was the closing price of the Common Stock as reported on the Over-the-Counter Bulletin Board on August 15, 2012, for an aggregate purchase price of $70,300.00 (the “Purchase Price”).

NOW, THEREFORE, the parties hereto do hereby agree as follows:

Section 1.     Purchase of the Shares. On the terms and subject to the conditions hereinafter set forth, the Purchaser agrees to purchase from the Company, and the Company hereby agrees to sell to the Purchaser, the Shares in exchange for the Purchase Price. The Purchase Price shall be payable contemporaneously with the filing of the Certificate of Designation. Following the filing of the Certificate of Designation and payment of the Purchase Price, a stock certificate representing the Shares will be delivered by the Company to the Purchaser no later than (10) days following the date hereof.

Section 2.     Representations, Warranties and Covenants of Purchaser. The Purchaser hereby represents, warrants and covenants to the Company that:

2.1          The Purchaser the Shares are being offered without registration under the Securities Act of 1933, as amended (the “Securities Act”) in reliance upon the exemption from registration afforded by Section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder and without registration under any state securities laws. The Purchaser agrees that he will not sell or otherwise transfer the Shares unless they are registered under the Securities Act and applicable state securities laws or unless an exemption from such registration is available.

2.2          The Purchaser consents to the placement of one or more legends on any certificate or other document evidencing the Shares stating that they have not been registered under the Securities Act or any applicable state securities laws and setting forth or referring to the restrictions on transferability and sale thereof.

2.3           The Purchaser has all requisite legal and other power and authority to execute and deliver this Purchase Agreement and to carry out and perform the Purchaser’s obligations under the terms of this Purchase Agreement. This Purchase Agreement constitutes a valid and legally binding obligation of the Purchaser, enforceable in accordance with its terms, subject to laws of general application relating to bankruptcy, insolvency and the relief of debtors and rules of law governing specific performance, injunctive relief or other general principals of equity, whether such enforcement is considered in a proceeding in equity or law.

Section 3.      Representations and Warranties of the Company. The Company represents and warrants to the Purchaser that:

3.1          The Company is a corporation duly organized, existing and in good standing under the laws of the State of Nevada and has the power to conduct the business which it conducts and proposes to conduct.

3.2          The execution, delivery and performance of this Purchase Agreement by the Company have been duly approved by its Board of Directors and all other actions required to authorize and to effect the offer and sale of the Shares have been duly taken and approved. Upon the execution and delivery by the Company of this Purchase Agreement, this Purchase Agreement will constitute a valid and binding obligation of the Company enforceable against it in accordance with its terms.

Section 4.      Miscellaneous.

4.1          Any notice or other communication required, permitted or provided for hereunder (each, a “Notice”) shall be effective as between the parties only if given in writing and sent by (a) personal delivery, (b) registered or certified mail (return receipt requested); or (c) internationally recognized express delivery service, to the Company at 5200 Town Center Circle, Suite 601, Boca Raton, FL 33486, and to the Purchaser at his address indicated on the signature page of this Purchase Agreement. Notice shall be deemed to have been duly given and received (i) if personally delivered, on the date of such delivery, (ii) if mailed, on the date set forth on the return receipt, or (iii) if delivered by express delivery, on the date of such delivery (as evidenced by the receipt provided to the express delivery service). If Notice cannot be delivered because of a changed address of which no Notice was given, or the refusal to accept delivery, the Notice shall be deemed received on the date it is sent (as evidenced by the affidavit of the sender).

4.2          This Purchase Agreement shall be binding upon and inure to the benefit of the parties hereto and to their respective heirs, legal representatives, successors and assigns. This Purchase Agreement sets forth the entire agreement and understanding between the parties as to the subject matter hereof and merges and supersedes all prior discussions, agreements and understandings of any and every nature among them.

4.3          Notwithstanding the place where this Purchase Agreement may be executed by any of the parties hereto, the Company and the Purchaser hereby: (a) agree that all questions concerning the construction, validity, enforcement and interpretation of this Purchase Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of Florida, without regard to the principles of conflicts of law thereof, and (b) all legal proceedings concerning the interpretation, enforcement and defense of this Purchase Agreement shall be commenced exclusively in the Courts of the State of Florida or the courts of the United States of America, in each case located in Palm Beach County, Florida, and appellate courts from any thereof (the “Courts”), (c) irrevocably submit to the exclusive jurisdiction of the Courts for the adjudication of any dispute hereunder (including with respect to the enforcement of this Purchase Agreement); (d) irrevocably waive and agree not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any of such Courts, or that such suit, action or proceeding is improper; (e) irrevocably waive personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to the other at the address in effect for notices to it under this Purchase Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof (nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law); and (f) irrevocably waive, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Purchase Agreement or the transactions contemplated hereby.

4.4        This Purchase Agreement may be executed in counterparts. Upon the execution and delivery of this Purchase Agreement by the Purchaser, this Purchase Agreement shall become a binding obligation of the Purchaser with respect to the purchase of Shares as herein provided.

4.5         No term or provision contained herein may be modified, amended or waived except by written agreement or consent signed by the party or parties to be bound thereby. It is agreed that a waiver by either party of a breach of any provision of this Purchase Agreement shall not operate, or be construed, as a waiver of any subsequent breach by that same party.

4.6        The parties agree to execute and deliver all such further documents, agreements and instruments and take such other and further action as may be necessary or appropriate to carry out the purposes and intent of this Purchase Agreement.

{signature page follows}

IN WITNESS WHEREOF, this Purchase Agreement has been executed by the Purchaser and by the Company on the respective dates set forth below.

MediaNet Group Technologies, Inc.

By: /s/ Mark Mroczkowski	/s/ Michael B. Hansen
Title: Chief Financial Officer	Michael B. Hansen

	Address:	The Palm Jumeirah P.O. Box 283612 Dubai, U.A.E.

Exhibit E

DubLi, Inc.
Restricted Stock Award Agreement for Executive Officers
Twenty Five Million Shares of Restricted Stock
THIS AGREEMENT (this “Agreement”) dated as of February 27, 2013, between DubLi, Inc., a Nevada corporation (the "Company") and Michael Hansen ("Participant") is made pursuant and subject to the provisions of the Company's 2010 Omnibus Equity Compensation Plan (the "Plan"), a copy of which has been made available to Participant. All terms used herein that are defined in the Plan have the same meaning given them in the Plan.
1.Award of Stock. Pursuant to the Plan, the Company, on February 27, 2013 (the "Date of Grant") granted to Participant, subject to the terms and conditions of the Plan and subject further to the terms and conditions herein set forth, an Award of twenty five million (25,000,000) shares of Restricted Stock.
2.    Restrictions. The shares of Restricted Stock are nontransferable and are subject to forfeiture until vested.
3.    Vesting. Subject to paragraphs 4 through 7 below, Participant's interest in the shares of Restricted Stock shall become transferable and nonforfeitable ("vested") as follows: 2,500,000 of the shares of Restricted Stock shall become vested on September 30, 2013; 2,500,000 of the shares of Restricted Stock shall become vested on March 31 and September 30 of each year, beginning on March 31, 2014, until all shares of Restricted Stock have vested.

4.    Change in Control.
(a)    Acceleration Upon Change in Control. All shares of Restricted Stock not previously forfeited shall become vested immediately in the event that, prior to the expiration or termination of this Agreement, and during the Participant's continuous service, there is a "Change in Control", as defined in Article XIII of the Plan.

(b)    Exception to Acceleration Upon Change in Control. Notwithstanding the foregoing, if in the event of a Change in Control the successor company assumes or substitutes for the Stock Award, the vesting of the shares of Restricted Stock shall not be accelerated as described in Section 5(a). For the purposes of this paragraph, the Stock Award shall be considered assumed or substituted for if following the Change in Control the Participant is awarded with substantially the same Stock Award benefits as were applicable immediately prior to the Change in Control; provided, however, that if such consideration received in the transaction constituting a Change in Control is not solely common stock of the successor company or its parent or subsidiary, the Compensation Committee may, with the consent of the successor company, or its parent or subsidiary, provide that the consideration to be received upon the exercise or vesting of the shares of Restricted Stock will be solely common stock of the successor company or its parent or subsidiary substantially equal in Fair Market Value to the per share consideration received by holders of Shares in the transaction constituting a Change in Control. The determination of such substantial equality of value of consideration shall be made by the Compensation Committee in its sole discretion and its determination shall be conclusive and binding. Notwithstanding the foregoing, in the event of a termination of the Participant's employment with the Company (if it is the surviving entity in the Change in Control) or the successor company (other than by the surviving company for Cause or by the Participant without Good Reason) within 24 months following such Change in Control, the Participant shall be accelerated as described in paragraph (a) of this Section 5.

5.    Escrow for Restricted Shares.

(a)    Until the Restricted Stock is vested, the underlying shares shall be held by the Company in escrow. Upon becoming vested, a share certificate for the newly vested shares shall be delivered to the Participant as soon as administratively feasible after the date of vesting.
(b)    The Participant shall have no rights as a shareholder with respect to the shares held in escrow (including, without limitation, any rights to vote the shares and to receive dividends or non-cash distributions with respect to such shares) unless and until a certificate representing such shares is duly issued and delivered to the Participant. No adjustment shall be made for dividends or other rights for which the record date is prior to the date such certificate is issued.
(c)    Any shares held in escrow under this Agreement shall be held, and a certificate shall be issued, in the name of the Participant. The Participant does hereby irrevocably constitute and appoint the Company's Chief Financial Officer and Controller as Participant's attorney to transfer any forfeited shares on the books of the Company with full power of substitution in the premises. The Chief Financial Officer and/or the Controller shall use the authority granted in this paragraph 8 to cancel any shares of Restricted Stock that are forfeited.
6.    Fractional Shares. A fractional share shall not be issued hereunder, and when any provision hereof may cause a fractional share to be issued, any such fractional share shall be disregarded.
7.    Financial Restatements Due to Intentional Misconduct or Gross Negligence
(a)    In the event that the Board of Directors determines (the "Board Determination") that the Participant's intentional misconduct or gross negligence directly or indirectly caused or contributed to a restatement of the Company's consolidated financial statements due to the material non-compliance of the Company with any financial reporting requirement under the U.S. federal securities laws, whether such restatement is required by law or the Board of Directors determines, in its discretion, such restatement is necessary or desirable to serve the best interests of the Company, then any shares of Restricted Stock that are not yet vested that were granted during the three month period prior to or the nine month period following the first public issuance or filing with the Securities Exchange Commission (whichever occurs first) of the incorrect financial statements shall be immediately and irrevocably forfeited without any payment therefor. In addition, for any shares of Restricted Stock that became vested during the nine month period following the first public issuance or filing with the Securities Exchange Commission (whichever occurs first) of the incorrect financial statements ("Covered vested Shares"):
(i)    to the extent that such Covered vested Shares have not been sold or otherwise transferred by the Participant at the time the Company demand is made, such Covered vested Shares shall be immediately and irrevocably forfeited without any payment therefor;
(ii)    to the extent that such Covered vested Shares have been sold, the Participant shall be required to repay or otherwise reimburse the Company, upon demand, an amount in cash or Common Stock equal to the aggregate proceeds received from such sale of such Covered vested Shares; and
(iii)    to the extent that such Covered vested Shares have been transferred otherwise than for value (ex. a transfer by gift, a transfer upon death), the Participant shall be required to repay or otherwise reimburse the Company, upon demand, an amount in cash or Common Stock equal to the greatest of (a) the Fair Market Value (as defined in the Plan) of such Covered vested Shares on the date the Covered vested Shares became vested, (b) the Fair Market Value of such Covered vested Shares on the date the Covered vested Shares were transferred and (c) the Fair Market Value of such Covered vested Shares on the date of the Board Determination.
(b)    This section does not constitute the Company's exclusive remedy for the Participant's commission of intentional misconduct or gross negligence. The Company may seek any additional legal or equitable remedy, including injunctive relief, for any such violations. The provisions in this section are essential economic conditions to the Company's grant of Restricted Stock to the Participant. By receiving the grant of Restricted Stock hereunder, the Participant agrees that the Company may deduct from any amounts it owes the Participant from time to time (such as wages or other compensation, deferred compensation credits, vacation pay, any severance or other payments owed following a termination of employment, as well as any other amounts owed to the Participant by the Company) to the extent of any amounts the Participant owes the Company under this section. The provisions of this section and any amounts repayable by the Participant hereunder are intended to be in addition to any rights to repayment the Company may have under Section 304 of the Sarbanes-Oxley Act of 2002 and other applicable law.
8.    Termination, Change of Office. In the event Participants employment with the Company is terminated within two years of the Date of Grant, all shares of Restricted Stock that are not then vested shall cease vesting as of the date of termination of Participant's employment. In the event Participant's employment with the Company is terminated after two years of the Date of Grant, the shares of Restricted Stock shall continue vesting as if the Participant would still be employed by the Company. A change of office shall have no effect on the vesting of the shares of Restricted Stock.

9.    No Right to Continued Employment. Neither the Plan nor this Agreement shall confer upon you any right to continue in the employ of (or any other relationship with) the Company or any subsidiary, affiliate, or parent thereof, or limit in any respect the right of the Company or any subsidiary, affiliate, or parent thereof to terminate your employment or other relationship with the Company or any subsidiary, affiliate, or parent thereof, as the case may be, at any time.
10.    Adjustments. In the event that, after the date hereof, the outstanding shares of the Company's common stock shall be increased or decreased or changed into or exchanged for a different number or kind of shares of stock or other securities of the Company or of another corporation through reorganization, merger or consolidation, recapitalization, reclassification, stock split, split-up, combination or exchange of shares or declaration of any dividends payable in common stock, the Committee shall appropriately adjust the number of shares of Restricted Stock (to the nearest possible full share), and such adjustment shall be effective and binding for all purposes of this Agreement and the Plan.
11.    Governing Law. Except as otherwise required by applicable law, this Agreement shall be governed by and construed in accordance with the laws of the State of Florida, but without regard to the principle of conflict of laws thereof. If any one or more provisions of this Agreement shall be found to be illegal or unenforceable in any respect, the validity and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby.
12.    Plan Documents. This Agreement is qualified in its entirety by reference to the provisions of the Plan, as amended from time to time, which are hereby incorporated herein by reference. Capitalized terms not defined herein shall have the meaning ascribed to them in the Plan. However, notwithstanding the above, no Plan amendment may deprive you of any Restricted Stock theretofore granted under the Plan without your consent, and no Plan amendment requiring shareholder approval (if any) may be made without such shareholder approval. The interpretation and construction by the Committee of the Plan, this Agreement, the Restricted Stock granted hereunder, and such rules and regulations as may be adopted by the Committee for the purpose of administering the Plan, shall be final and binding upon you. Until the Restricted Stock shall expire, terminate, or Vest in full, the Company shall, upon written request therefor, send a copy of the Plan, in its then-current form, to you or any other person or entity then entitled to the Restricted Stock.
13.    Binding Effect. This Agreement shall be binding upon and inure to the benefit of the successors and assigns of the Company and upon the legal representatives, executors, administrators, heirs, legatees and any permitted assignee of the Participant.
14.    Section 83(b) Election. The Participant may make a Section 83(b) election to treat the shares of Restricted Stock granted to him under Paragraph 1 as taxable income at the time of transfer under this Agreement.
15.    Tax Withholding. Participant shall make arrangements, satisfactory to the Company, for the satisfaction of income and employment tax withholding requirements related to the Restricted Stock. In accordance with such procedures as may be established by the Committee, Participant may surrender shares of common stock, including shares of vested Restricted Stock, in satisfaction of the tax withholding requirement; provided, however, that the number of shares to be surrendered or withheld shall be determined using the minimum rate at which income and employment taxes must be withheld and the Fair Market Value of common stock as of the date of withholding.
16.    Notices. All notices under this Agreement shall be mailed or delivered by hand to (i) the Company at the address set forth below, (ii) the Participant at the address set forth below, or (iii) at such other address as may be designated in writing by either of the parties to one another.
If to the Company:    DubLi, Inc.
5200 Town Center Circle, Suite 601
Boca Raton, FL 33486

If to the Participant:    P.O. Box 283612
Dubai, U.A.E.

Such notices and other communications shall not be considered delivered until actually received or deemed received.
17.    Further Assurances. The parties agree to execute such further instruments and to take such further action as may reasonably be necessary to carry out the intent of this Agreement.
18.    Entire Agreement. This Agreement constitutes the entire agreement between the Company and Participant and supersedes any prior agreements and understandings, oral or written, between the Company and you concerning the subject matter of this Agreement.
19.    Construction. The section headings contained in this Agreement are for reference only and shall have no effect on the interpretation of any of the provisions of this Agreement.
20.    Proviso. This Agreement is subject to the authorization of the necessary amount of shares by the appropriate bodies and an amendment of the Plan covering the required amount of shares to fulfill this Agreement.
21.    Amendment. This Agreement may (except as provided in the Plan) only be amended, altered or modified by a written instrument signed by the parties hereto, or their respective successors, and it may not be terminated (except as provided herein or in the Plan).
IN WITNESS WHEREOF, the Company has caused this Agreement to be signed by a duly authorized officer, and Participant has affixed his signature hereto.
DUBLI, INC.                            Participant

By:   /s/ Andreas Kusche                                      /s/ Michael Hansen
Andreas Kusche, General Counsel            Michael Hansen

Exhibit F

COMPENSATION WAIVER
This Compensation Waiver (the "Waiver"), dated as of February 27, 2013, is made by Michael Hansen ("Hansen") in his capacity as CEO of DubLi, Inc. and accepted by DubLi, Inc., a Nevada incorporation (the "Company"), together referred as the "Parties",
WHEREAS, pursuant to the non-qualified stock option agreement between the Parties of May 14, 2011 (the "Option Agreement"), the company had agreed to grant a stock option to Hansen of up to 25,000,000 shares of the Company vesting 5,000,000 each on December 31, 2011/ 2012/ 2013/ 2014 and 2015 of which 10,000,000 have already vested.
WHEREAS, the parties signed a restricted stock award agreement on February 27, 2013 (the "Restricted Stock Agreement") meant to replace the existing Option Agreement.
NOW THEREFORE,

(I)	Hansen hereby irrevocably waives his right and entitlement to the full amount of unvested stock options as agreed in the Option Agreement (a total of 15,000,000 unvested options)

(II)
The employment agreement between the parties shall remain in full force and effect (subject to this Waiver) and nothing herein is intended to operate as an amendment of the terms of the employment agreement between the parties.

(III)
The Restricted Stock Agreement between the parties shall remain in full force and effect and nothing herein is intended to operate as an amendment of the terms of the Restricted Stock Agreement between the parties.

IN WITNESS WHEREOF, the Parties have executed this Waiver as of the date first written above.
Michael Hansen

By: /s/ Michael Hansen
Accepted as of the date first written above:
DubLi, Inc.

By: /s/ Andreas Kusche
Name: Andreas Kusche
Title: General Counsel